# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DYADIC INTERNATIONAL INC, CIK 0001213809
CUSIP: 26745T101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1044 North U.S. Highway One, Suite 201, Jupiter, Florida (FL), 33477
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001328329

## Reporting persons
- Francisco Trust under agreement dated February 28, 1996: type of reporting person: individual (IN); citizenship or place of organization: Illinois (IL); sole voting power 3,410,664; shared voting power 0; sole dispositive power 4,363,045; shared dispositive power 0; aggregate amount beneficially owned 4,363,045 (11.97% of the class)
  Comment: All percentages calculated in this Schedule 13G are based upon an aggregate of 36,438,703 shares outstanding of the Issuer's Common Stock on March 24, 2026, as disclosed in the Issuer's Annual Report for the fiscal year ended December 31, 2025 filed on Form 10-K/A with the Securities and Exchange Commission on April 30, 2026.

## Item 1. Issuer
Name of issuer: DYADIC INTERNATIONAL INC
Address of issuer's principal executive offices: 1044 North U.S. Highway One, Suite 201, Jupiter, FL, 33477

## Item 2. Person Filing
Name of person filing: Thomas Emalfarb, Trustee
Address of principal business office or, if none, residence: 606 Dauphine Avenue, Northbrook, IL 60062
Citizenship: Florida

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
4,363,045

The Reporting Person has sole voting power over 3,410,664 shares of common stock. Francisco Trust also holds 952,381 shares underlying a Convertible Note convertible at the holder's option at any time.

All percentages calculated in this Schedule 13G are based upon an aggregate of 36,438,703 shares outstanding of the Issuer's Common Stock on March 24, 2026, as disclosed in the Issuer's Annual Report for the fiscal year ended December 31, 2025 filed on Form 10-K/A with the Securities and Exchange Commission on April 30, 2026.
Percent of class: 11.97%
Sole power to vote or to direct the vote: 3,410,664
Shared power to vote or to direct the vote: None
Sole power to dispose or to direct the disposition: 4,363,045
Shared power to dispose or to direct the disposition: None

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Francisco Trust under agreement dated February 28, 1996: /s/ Thomas Emalfarb, Thomas Emalfarb, Trustee (05/11/2026)